HUNTON ANDREWS KURTH LLP
FOUNTAIN PLACE
1445 ROSS AVENUE, SUITE 3700
DALLAS, TX 75202

TEL          214 • 979 • 3000
FAX          214 • 880 • 0011

PETER G. WEINSTOCK
DIRECT DIAL: 214 • 468 • 3395
EMAIL: pweinstock@huntonak.com

HEATHER A. EASTEP
DIRECT DIAL: 202 • 955 • 1954
EMAIL: heastep@huntonak.com

By EDGAR and Overnight Delivery April 29, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn:    Michael Clampitt, Senior Counsel

RE:	South Plains Financial, Inc. Registration Statement on Form S-1 Filed April 12, 2019 File No. 333-230851

Ladies and Gentlemen:

On behalf of our client, South Plains Financial, Inc. (the “Company”), we are submitting the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 18, 2019, with respect to the above-referenced filing.  The Company has also revised its Registration Statement on Form S-1 filed with the Commission on April 12, 2019 (the “Form S-1”) in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects these revisions.

For your reference, copies of this letter, clean copies of the Amended Registration Statement, and copies marked to show all changes from the Form S-1 are being delivered to the Staff under separate cover.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the headings in the letter.  The Staff’s comment is set forth in italics, followed by the Company’s response to the comment.  Unless otherwise indicated, all page references in our response correspond to pages in the marked Amended Registration Statement.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON   LONDON   LOS ANGELES

MIAMI   NEW YORK   NORFOLK   RALEIGH/DURHAM   RICHMOND   SAN FRANCISCO   THE WOODLANDS   TYSONS   WASHINGTON, DC

www.HuntonAK.com

April 29, 2019

Form S-1 filed April 12, 2019

Our bylaws have an exclusive forum provision . . . , page 39

1.          Please clarify, here and in your disclosure on page 130, whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act.  As you have disclosed, while Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities act or the rules and regulations thereunder.  If the exclusive forum provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision in this context, and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your bylaws states this clearly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 131 of the Amended Registration Statement.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact either Peter G. Weinstock at (214) 468-3395 or pweinstock@huntonak.com or Heather Archer Eastep at (202) 955-1954 or heastep@huntonak.com.

Sincerely,

/s/ Peter G. Weinstock

Peter G. Weinstock

/s/ Heather Archer Eastep

Heather Archer Eastep

cc:	Curtis C. Griffith Chet A. Fenimore Derek W. McGee